Exhibit 21.1
SUBSIDIARIES OF XOS, INC.

Name of Subsidiary	Doing Business As Name	Jurisdiction of Organization
Xos Fleet, Inc.	Xos Trucks	Delaware
Xos Services, Inc.	Xos Services	California
Xos Services (Canada), Inc.		British Columbia, Canada
Intermeccanica International Inc.		British Columbia, Canada
EMV Automotive USA, Inc.		Nevada
SOLO EV, LLC		Michigan
ElectraMeccanica USA, LLC		Arizona
EMV Automotive Technology (Chongqing) Inc.		People's Republic of China